UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

03010672

NO ACT
P.E 1-28-03
132-2332

March 5, 2003

Hans R. Reinisch
170 West End Avenue
Apartment 6M
New York, NY 10023

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/5/2003

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 28, 2003

Dear Mr. Reinisch:

This is in response to your letter dated January 28, 2003 concerning a shareholder proposal submitted to J.P. Morgan Chase by Hans R. Reinisch. On February 5, 2003, we issued our response expressing our informal view that J.P. Morgan Chase could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

cc: Anthony J. Horan
Corporate Secretary
Senior Vice President
Office of the Secretary
J.P. Morgan Chase & Co.
270 Park Avenue
Floor 35
New York, NY 10017-2070

CRGH

RECEIVED
2003 FEB 10 PM 5:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Hans R. Reinisch
170 West End Avenue
Apartment 6M
New York, N.Y. 10023
(Tel: 212 877-0506)

January 28, 2003

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: J.P.Morgan Chase & Co.'s refusal to include Hans R. Reinisch's Proposal in the Proxy Statement for the 2003 Annual Meeting

Ladies and Gentlemen:

As you have already been informed J.P.Morgan Chase is intending to omit my Proposal and Rationale dealing with the location and accessibility of annual meetings.

The annual meeting is the one and only event where shareholders have an opportunity to see and publicly question corporate management and to express their views. (Board members are not permitted to be questioned by shareholders.)

Morgan Chase claims that my proposal amounts to "micromanaging" and that it "could not as a practical matter be subject to direct stockholder oversight." This is a blatant misrepresentation of my proposal. Morgan Chase also claims that"certain tasks are so fundamental to the management's ability to run a company on a day-to-day basis" that shareholders should not have a say in the matter. This is an arrogant position to take and unfortunately shows that Morgan Chase's management still has absolutely no conception what "corporate governance" is all about. No one is asking to run a company on a day-to-day basis.

For three years in a row Borden, Inc. accepted my proposal dealing with location and accessibilityof the companys annual meeting. At that time it was trying to hide in FLemington, N.J. where, in effect, there was no public transportation. One had to hike alngside the highway on the roadbed for a mile to get to a fromer cinema that was being held as the meeting site. To be fair management did offer me a limousine providing I withdrew my proposal. Needless to say I declined the offer unless other shareholders similarly situated would also be provided with one. At least Borden printed my proposal.

Management claims that such factors as "facility, availability, management availability, resources and staff availability" are

continued....

clearly matters to be determined by the Company alone as a matter of ordinary business."

First of all I fail to see how an annual meeting can be viewed as "ordinay business" that shareholders should not have anything to say about.

Why did management all of a sudden, decide to hold its annual meeting in Tampa, Fla, instead of in New York where annual meeting have traditionally been held? If "cost" and "management availability" are such crucial considerations why not hold the meetings, as in the past, at New York headquarters? -- at the Chase Manahattan Auditorium at One Chase Manhattan Plaza? And J/P/ Morgan's annual meetings have regularly been held a few feet from manangement's offices at a Morgan conference room at Wall Street. Transportation costs and meeting hall facilities for both entities would obviously been next to nothing compared to flying to sunny Florida since management is already in New York.

I suspect Morgan Chase wanted to get away from the media"s prying eyes and ears in New York City because of the scandelous and reprehensible behavior of senior management and its unsupervised and overpaid underlings. Because of the hundreds of millions of dollar lost by management and the board of directors of Morgan Chase it is more urgent than ever that shareholders have input as far as the accessibility and location of annual meetings is concerned. For example, merely permitting various church groups to submit resolutions on apartheid is obviously a devious scheme to seem concerned and noble.

The location and accessibility of an annual meeting is the cornerstone of "corporate governance" and the S.E.C. should insist that shareholders not be shut out of the decision making process of where meetings are to be held.

Since Morgan Chase brought up the fact that it is a Delaware Corporation let me remind the corporate secretary that section 211 of the DGLC specifically authorizes the certificate of incorporation -- the document commonly referrred to as the governing document between shareholders -- as designating the "place" and "manner" of holding shareholder meetings. The outright refusal of Morgan Chase to permit shareholder participation in designating the location and accessibility of an annual meeting amounts to "Corporate Fascism!"

It is to be hoped that all parties to this dispute, including of course the S.E.C., will give consideration to the nation's need to improve "corporate governance" and live up to the spirit of that concept. In fact the S.E.C., if it is truly interested in helping the nation's individual investors, should consider the highly undemocratic ways almost allannual meetings are run by their chief executives and the way proxies are formulated, whereby the corporation instructs right on the ballot, the way shareholders should vote.

continued.....

Ladies and gentlemen, at the very least the Morgan Chase shareholders should be given a chance to discuss and vote upon my proposal. The location and accessability of a corporation is a crucial matter for all shareholders to consider and management and the directors should show the investing public that they have at least learned something in the wake of the Enron, Global Crossing and Tyco scandals.

The way things are going now we have in effect "corporate fascism" managing America's corporate world. I have yet to see a chairman permit a shareholder to put a question to a board member -- the only one who may reply is the chairman while the board members just sit there like overpaid dunces.

Respectfully submitted,

Hans R. Reinisch

Hans R. Reinisch